UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-8503

AMERICAN SAVINGS BANK 401(K) PLAN

Hawaiian Electric Industries, Inc.

1001 Bishop Street, Suite 2900, Honolulu, Hawaii 96813

REQUIRED INFORMATION

Financial Statements.  The statements of net assets available for benefits as of December 31, 2012 and 2011, and the statements of changes in net assets available for benefits for the years then ended, together with notes to financial statements, and PricewaterhouseCoopers LLP’s Report of Independent Registered Public Accounting Firm thereon, are filed as a part of this annual report, as listed in the accompanying index.

Exhibit.  The written consent of PricewaterhouseCoopers LLP with respect to the incorporation by reference of the Plan’s financial statements in registration statement No. 333-159000 on Form S-8 of Hawaiian Electric Industries, Inc. is filed as a part of this annual report and attached hereto as Exhibit 23.1.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN SAVINGS BANK 401(K) PLAN

Date: June 25, 2013	By:	HAWAIIAN ELECTRIC INDUSTRIES, INC.
PENSION INVESTMENT COMMITTEE
Its Named Fiduciary

	By:	/s/ James A. Ajello
James A. Ajello
Its Chairman

	By:	/s/ Chester A. Richardson
Chester A. Richardson
Its Secretary

American Savings Bank
401(k) Plan

Financial Statements

December 31, 2012 and 2011

American Savings Bank

401(k) Plan

Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2012 and 2011	2

Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2012 and 2011	3

Notes to Financial Statements December 31, 2012 and 2011	4—14

Exhibit

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	15

Note:        Other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
American Savings Bank 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the American Savings Bank 401(k) Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
June 25, 2013

American Savings Bank

401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets
Plan interest in Master Trust
Investments, at fair value	$72,629,924	$64,167,741
Notes receivable from participants	2,475,737	2,343,365
Participant contributions receivable	74	59,120
Employer contributions receivable	1,784,895	1,639,686
Due from Fidelity	10,983	—
Total assets	76,901,613	68,209,912
Liabilities
Accounts payable	3,455	3,312
Net assets available for benefits	$76,898,158	$68,206,600

The accompanying notes are an integral part of these financial statements.

American Savings Bank

401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2012 and 2011

	2012	2011

Additions
Additions to net assets attributable to
Investment income
Plan interest in Master Trust
Net appreciation (depreciation) in fair value of investments	$4,581,338	$(1,260,856)
Dividends and interest	1,897,417	1,749,863
Total investment income	6,478,755	489,007
Master Trust interest from participants’ notes receivable	98,045	91,669
Revenue credit	36,431	—
Mutual fund settlement	8,584	—
Contributions
Participants	4,392,313	4,219,584
Employer	3,648,359	3,341,309
Rollover	431,436	717,537
Total contributions	8,472,108	8,278,430
Total additions	15,093,923	8,859,106
Deductions
Distributions to participants	(6,374,980)	(5,305,015)
Administrative expenses and other	(27,385)	(16,699)
Total deductions	(6,402,365)	(5,321,714)
Net increase	8,691,558	3,537,392
Net assets available for benefits
Beginning of year	68,206,600	64,669,208
End of year	$76,898,158	$68,206,600

The accompanying notes are an integral part of these financial statements.

American Savings Bank

401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.                            Plan Description

The American Savings Bank 401(k) Plan (the Plan or ASB Plan) was established by American Savings Bank, F.S.B. (ASB) effective January 1, 2008.  The Plan is a defined contribution 401(k) plan that provides certain tax-favored retirement benefits to participating employees.  ASB is the only participating employer in the Plan at this time.

Effective January 1, 2013, the ASB Plan was amended and restated in its entirety to incorporate all amendments required by the 2011 Cumulative List of Changes in Plan Qualification Requirements, including amendments to comply with the Pension Protection Act of 2006, the Heroes Earnings Assistance and Relief Tax Act of 2008, and the Worker, Retiree, and Employer Recovery Act of 2008.  As part of the restatement, ASB was designated as the Plan “Administrator,” as defined in the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On January 31, 2013, the ASB Plan document, as restated, was submitted to the Internal Revenue Service (IRS) for a determination that the language of the Plan continues to meet the federal tax law requirements applicable to it.

The following description of the Plan provides only general information.  Participants should refer to the Plan document for its detailed provisions, which are also summarized in the most recent prospectus for the Plan and in the summary plan description.

a.                   Plan Administration

ASB is the Administrator of the Plan.  The board of directors of Hawaiian Electric Industries, Inc. (HEI), which is the Parent Corporation of the controlled group of which ASB is a part, has established the Hawaiian Electric industries, Inc. Pension Investment Committee (PIC) to oversee the administration of the Plan and the investment options offered under the Plan.  The PIC has appointed an Administrative Committee to oversee the day-to-day administration of the Plan, which includes the discretionary authority to interpret the Plan’s provisions.  The PIC has also appointed an Investment Committee to oversee the day-to-day financial affairs of the Plan.  The Administrative and Investment Committees are comprised of employees of HEI or its subsidiaries and are chaired by a member of the PIC.

ASB, HEI and the Plan pay the Plan’s administrative fees.  The Plan’s trustee and certain of the mutual funds offered under the Plan also provide revenue credits to the Plan, which are used to pay for Plan administration including recordkeeping.  Fees charged directly to the Plan that are not paid by revenue credits or other asset-based fees may be allocated to participant accounts.  Participants may also be assessed interest and fees related to participants’ notes receivable and withdrawals.

b.                   Salary Reduction Contributions

For purposes of salary reduction (401(k)) contributions, all common law employees of ASB (other than leased employees) are eligible to participate in the Plan upon employment.  Participation in the 401(k) portion of the Plan is voluntary for eligible employees.

Employees may make salary reduction contributions of up to 100% of available eligible compensation (i.e., compensation that is available after payroll taxes and other applicable withholdings) subject to a federal tax limit of $17,000 in 2012 and $16,500 in 2011.  Participants who are age 50 or older, or who will reach age 50 during the year, may elect to

American Savings Bank

401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

make catch-up contributions, as defined in the Plan, subject to a federal tax limit of $5,500 in 2012 and 2011.

For purposes of employee salary reduction contributions to the Plan, eligible compensation is defined as Box 1, W-2 earnings during the Plan year modified by (a) excluding fringe benefits, employer nonelective contributions to a cafeteria plan, reimbursements, moving and other expense allowances, special executive compensation, signing bonuses, retention bonuses, service awards, and similar nonperformance based awards, and (b) including nontaxable elective contributions made by ASB to the Plan, a cafeteria plan, or a pre-tax transportation spending plan.  Special executive compensation is noncash compensation and nonqualified deferred compensation available only to a select group of management employees.  Federal tax law limits the amount of annual compensation that may be taken into account in determining contributions to the Plan.  The maximum limit was $250,000 in 2012 and $245,000 in 2011.

c.                    Matching Contributions

After one year of service, ASB matches employee salary reduction contributions at the rate of 100% of the first 4% of eligible compensation deferred (AmeriMatch contributions).  For AmeriMatch contributions (as defined in the Plan document), compensation is defined in the same way it is defined for salary reduction contributions as described in Note 1(b) above; however, compensation earned prior to an employee becoming eligible for AmeriMatch is not included.

For 2012 and 2011, ASB made AmeriMatch contributions to the Plan of $1,863,465 and $1,701,623, respectively.

d.                   Employer Discretionary Contributions

The Plan also includes an annual discretionary profit sharing feature (known as AmeriShare).  All employees employed on the last day of any Plan year are eligible to share in any AmeriShare allocation for that year.  Exceptions to the “last-day requirement” are made for those who die, become disabled, or retire during the year.  Retirement is defined as termination of employment either after (i) attaining age 65 or (ii) attaining age 55 and completing 10 years of service with ASB, HEI or any HEI subsidiary.  On February 8, 2013, ASB approved an AmeriShare contribution equal to 3.267% of 2012 eligible compensation for the 2012 Plan year.  This AmeriShare contribution was deposited into eligible participant accounts on February 26, 2013.  On February 3, 2012, ASB approved an AmeriShare contribution equal to 3.304% of 2011 eligible compensation for the 2011 Plan year.  This AmeriShare contribution was deposited into eligible participant accounts on March 30, 2012.

For purposes of calculating any AmeriShare contribution, eligible compensation includes an eligible employee’s annual base salary or pay plus commissions paid during the Plan year, but excludes any amounts deferred to the American Savings Bank Select Deferred Compensation Plan or any other nonqualified deferred compensation plan that are not includible in the gross income of the employee for the taxable year.

e.                    Participant Accounts

Each participant has an individual account in the Plan, which may include one or more subaccounts.  A participant’s benefits equal the vested balance in the participant’s account at the time of distribution.  Each participant’s account is credited with the participant’s elective contributions, AmeriMatch and AmeriShare contributions, and allocations of Plan earnings and

American Savings Bank

401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

gains or losses (whether realized or unrealized), and charged with an allocation of any administrative expenses paid directly by the Plan or charged directly to the participant’s account.  Individual expenses, such as fees associated with loans and distributions, are charged directly to a participant’s individual account.  Other administrative expenses, such as recordkeeping expenses, are paid through investment level expenses that are borne by participants in proportion to their investments in the designated investment alternatives that generate revenue credits for the Plan.  Participant accounts are valued at the end of each day that the New York Stock Exchange is open.

The Plan is intended to be an ERISA Section 404(c) plan, under which the fiduciaries of the Plan are relieved of liability for any losses that are the direct and necessary result of a participant’s or beneficiary’s exercise of control over the investments in his or her individual account.  Participants are responsible for directing the investment of all amounts in their accounts using investment options offered under the Plan and for the performance of such investments.  The Plan currently offers various mutual funds and target-date funds, and a unitized common stock fund that consists of shares of HEI common stock and short-term liquid investments.  Participants may change their investment elections at any time.  If a participant does not choose an investment option for any portion of the participant’s account, such amounts are automatically invested in the age-appropriate Fidelity Freedom Index Fund -  Class W specific to the participant’s normal retirement age or such other investment as the PIC may direct, pending other direction by the participant.

The portion of the Plan comprising the HEI Common Stock Fund is designated as an employee stock ownership plan (ESOP).  Amounts contributed to the Plan for investment in the HEI Common Stock Fund or transferred to the HEI Common Stock Fund from other investment alternatives become part of the ESOP component of the Plan.

There are two limitations on the amount a participant may invest in the HEI Common Stock Fund.  First, participants may not direct more than 20% of any contribution to the HEI Common Stock Fund.  Second, participants and beneficiaries are prohibited from making transfers or exchanges from other investment alternatives into the HEI Common Stock Fund if the transfer or exchange would cause the participant’s or beneficiary’s investment in the HEI Common Stock Fund to exceed 20% of the participant’s or beneficiary’s total account balance.

f.                     Distributions

Distributions from participants’ accounts are generally made upon retirement, death, permanent disability, or other termination of employment.  Distributions may be made in a single lump sum, or a retired or terminated participant may elect to receive partial distributions (once per year) until the participant’s account has been distributed in full or the participant elects to receive a single-sum distribution of the remaining balance.  Retired participants may also elect to receive required minimum distributions from the Plan.

Account balances of $5,000 or less are automatically distributed upon termination of employment.  Any automatic distribution of more than $1,000 (but not more than $5,000) is made in the form of a direct rollover to an Individual Retirement Account (IRA) designated by the Administrative Committee, unless the participant requests a cash distribution or a direct rollover to an IRA or tax-qualified retirement plan of the participant’s choosing.

Distributions from the HEI Common Stock Fund are in the form of HEI common stock, with any fractional shares paid in cash or, if the participant so elects, cash.

American Savings Bank

401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

The participant’s account will be reduced by any unpaid note balance at the time of distribution.

g.                   Death Benefits

Upon the death of a participant, the full value in the participant’s account is payable as a death benefit to the participant’s designated beneficiary.

h.                   Withdrawals While Employed

Prior to termination of employment, a participant may request a withdrawal from his or her account in the event of hardship.  A participant who receives a hardship withdrawal is prohibited from making additional pre-tax salary reduction contributions to the Plan for six months following the hardship withdrawal.

Upon request, a participant may withdraw tax-deductible voluntary contributions or after-tax contributions previously allowed under the Plan.  These contributions are no longer permitted under the Plan.

Participants who elect to invest portions of their account balances in the HEI Common Stock Fund (the ESOP component of the Plan) may elect to receive cash distributions of periodic dividends attributable to such investments or may elect to have such dividends reinvested.

A participant who is age 59½ or older may elect to receive an in-service distribution from his or her vested account balance once per year.

i.                      Notes Receivable From Participants

Participants may borrow from their accounts.  All loans must be on commercially reasonable terms and be evidenced by a note.  The minimum note amount is $1,000 and the maximum amount of all notes under the Plan is limited to the lesser of $50,000, reduced by the highest outstanding note balance during the prior 12 months, or 50% of the participant’s eligible vested account balance.  Note terms generally may not exceed 5 years, except that notes used to purchase a principal residence may have terms of up to 15 years.  The interest rate on notes is set at the time a participant applies for the note.  The interest rate for 2012 was one percentage point above the Federal Reserve prime rate of interest as of the last working day of the month preceding the month the note is made.  All outstanding notes are collateralized by 50% of the participant’s vested account balance, determined when a note is approved.  No allowance for credit losses has been recorded as of December 31, 2012 and 2011.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the default will be a deemed distribution.  However, the participant’s account will not be reduced until a distributable event occurs under the terms of the Plan.  Notes outstanding at December 31, 2012 bear interest at various rates ranging from 3.5% to 9.25%.  Principal and interest payments are made ratably through payroll deductions.  Participants are allowed up to two notes outstanding at any one time from the Plan.

j.                      Vesting

Participants are 100% vested in their account at all times.

2.                            Summary of Significant Accounting Policies

a.                   Basis of Accounting

The Plan prepares its financial statements under the accrual method of accounting.

American Savings Bank

401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

b.                   Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

c.                    Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The PIC is responsible for the Plan’s valuation principles and utilizes information provided by the Plan’s investment advisers and custodian.  See Note 3 for a discussion of fair value measurements.  Net appreciation or depreciation in the fair value of investments includes realized and unrealized changes in the values of investments bought, sold, and held during the year.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

d.                   Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest, if any.  Delinquent participant loans are reclassified as distributions.

e.                    Payment of Benefits

The Plan records benefits when they are paid.

f.                     Risks and Uncertainties

The Plan may invest in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Approximately 13% and 16% of the Plan’s net assets at December 31, 2012 and 2011, respectively, consisted of common stock in HEI.

g.                   Recent Accounting Standards

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS),” which is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS.  The amendments are of two types: (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  The update is effective for annual periods beginning after December 15, 2011.  The Plan Administrator has considered the impact of the adoption of this update and determined it had no effect on the Plan’s financial statements.

American Savings Bank

401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

h.                   Subsequent Events

The Plan Administrator has evaluated subsequent events through the date the financial statements were issued.

3.                            Fair Value Measurements

a.                   Fair Value of Financial Instruments

The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual Funds

Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Hawaiian Electric Industries, Inc. Common Stock Fund

Invests primarily in shares of HEI common stock with a fractional amount invested in interest-bearing cash equivalents.  HEI common stock held by the HEI Common Stock fund is valued at the closing price reported on the last business day of the Plan year reported on the active market on which the common stock is traded.  Cash equivalents include investments in money market mutual funds valued at the net asset value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values, which may be materially affected by market conditions and other circumstances.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

b.                   Fair Value Hierarchy

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The following are the three levels of the fair value hierarchy under this standard:

Level 1        Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2        Inputs are quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3        Inputs are unobservable inputs for the asset or liability.

American Savings Bank

401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level of input that is significant to the fair value measurement in its entirety.

4.                            Interest in Master Trust

All the assets of the ASB Plan are held together with all the assets of the HEIRS Plan in a master trust (the Master Trust) pursuant to a Master Trust Agreement between HEI and ASB and Fidelity Management Trust Company (the Trustee) that was amended and restated in its entirety as of September 4, 2012.  Each participating retirement plan has an undivided interest in the Master Trust which is affected by participants’ decisions with respect to their individual accounts.

The value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions, transfers and allocated investment income or loss less actual distributions and allocated administrative expenses.  At both December 31, 2012 and 2011, the Plan’s interest in the assets of the Master Trust was approximately 19%.  Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.

The following table presents the assets of the Master Trust and the Plan’s interest in the Master Trust:

	2012	2011

Investments
Mutual funds	$313,958,142	$268,195,047
HEI Common Stock Fund	73,477,464	77,258,991
Total investments	387,435,606	345,454,038
Notes receivable from participants	8,758,491	8,308,351
Participant contributions receivable	789,308	163,976
Employer contributions receivable	1,792,682	1,639,686
Due from Fidelity	47,608	—
Accounts payable	(8,112)	(7,664)
Total net assets	$398,815,583	$355,558,387

Plan Interest in Master Trust
Investments	$72,629,924	$64,167,741
Notes receivable from participants	2,475,737	2,343,365

American Savings Bank

401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

The following table presents the investments in the Master Trust that represent greater than 5% of the Plan’s net assets:

	2012	2011

Mutual funds
T. Rowe Price Growth Stock Fund	$10,636,047	$8,783,591
Fidelity Retirement Money Market Trust Money Market Portfolio	9,380,538	9,621,547
Spartan 500 Index Fund — Institutional Class	6,847,823	4,444,449
Fidelity Puritan Fund — Class K	4,733,795	4,013,957
HEI Common Stock Fund	9,903,221	10,591,277

The following table presents the income of the Master Trust and the Plan’s interest in the Master Trust:

	2012	2011

Net appreciation (depreciation) in fair value of investments
Mutual funds	$26,768,356	$(14,467,539)
HEI Common Stock Fund	(3,797,136)	10,559,856
Dividends and interest	10,531,962	9,726,220
Total investment income	$33,503,182	$5,818,537

Interest from participants’ notes receivable	$361,702	$341,971

Plan Interest in Master Trust
Investment income	$6,478,755	$489,007
Interest from participants’ notes receivable	98,045	91,669

The following table presents the changes in net assets of the Master Trust:

	2012	2011

Net appreciation (depreciation) in fair value of investments	$22,971,220	$(3,907,682)
Dividends and interest	10,531,962	9,726,219
Net investment income	33,503,182	5,818,537
Net transfers	9,754,014	3,893,874
Increase in net assets	43,257,196	9,712,411

Net assets
Beginning of year	355,558,387	345,845,976
End of year	$398,815,583	$355,558,387

American Savings Bank

401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

The following tables sets forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2012 and 2011. There are no Level 3 investments held by the Master Trust. Also included is the Plan’s percentage interest in each investment type.

	Quoted Prices
	in Active	Significant
	Markets for	Other
	Identical	Observable
	Assets	Inputs		Plan’s
	(Level 1)	(Level 2)	12/31/12	Interest

Investments
Mutual funds
Money market	$44,254,233	$—	$44,254,233	21%
Bond	28,134,970	—	28,134,970	21%
Balanced/hybrid	28,250,308	—	28,250,308	17%
Domestic equity	135,253,190	—	135,253,190	18%
International equity	18,682,394	—	18,682,394	19%
Lifecycle	59,383,047	—	59,383,047	24%
HEI Common Stock Fund	—	73,477,464	73,477,464	13%
	$313,958,142	$73,477,464	$387,435,606

	Quoted Prices
	in Active	Significant
	Markets for	Other
	Identical	Observable
	Assets	Inputs		Plan’s
	(Level 1)	(Level 2)	12/31/11	Interest

Investments
Mutual funds
Money market	$43,617,379	$—	$43,617,379	22%
Bond	21,048,663	—	21,048,663	20%
Balanced/hybrid	24,438,653	—	24,438,653	16%
Domestic equity	115,077,356	—	115,077,356	18%
International equity	15,330,507	—	15,330,507	21%
Lifecycle	48,682,489	—	48,682,489	24%
HEI Common Stock Fund	—	77,258,991	77,258,991	14%
	$268,195,047	$77,258,991	$345,454,038

American Savings Bank

401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

5.                            Plan Termination

Although it has not expressed any intent to do so, ASB has the right under the Plan to discontinue its contributions at any time or to terminate the Plan.

6.                            Federal Income Taxes

The Plan and Master Trust are qualified under the Internal Revenue Code (the Code) and are exempt from federal income taxes under Sections 401(a) and 501(a) of the Code.  On June 27, 2011, the IRS issued the latest favorable determination letter covering the Plan.  This latest determination letter does not cover all amendments made to the Plan since April 24, 2009.  The Company and its outside ERISA/tax counsel believe that the amendments made since April 24, 2009 meet applicable federal tax law requirements.  On January 31, 2013, ASB applied to the IRS for a new determination letter (see Note 1).

ASB is not aware of any Code or ERISA violations that would jeopardize the Plan’s tax exempt status and, as of December 31, 2012, has concluded that there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is periodically audited by the IRS and the U.S. Department of Labor (DOL); however, there are currently no audits in progress.  The Company believes that the Plan is no longer subject to income tax examinations for years prior to 2009.

7.                           Related—Party Transactions

Certain Plan investments represent shares of mutual funds managed by Fidelity Management and Research Company (FMR).  Fidelity Management Trust Company (FMTC), an affiliate of FMR, is the Trustee of the Plan, and therefore, the transactions with FMR qualify as party-in-interest transactions for which a prohibited transaction exemption exists.

Effective January 1, 2012, a revenue credit program for the Plan was implemented by FMTC.  Certain legal and consulting fees incurred by the Plan are included in the statements of changes in net assets available for benefits because they are paid through the revenue credit program (RCP).  These RCP payments amounted to approximately $11,000 for the year ended December 31, 2012.  ASB made direct payments for recordkeeping services provided by Fidelity Investments Institutional Operations Company, Inc., an affiliate of both FMR and FMTC, which were not covered by the RCP.  These direct payments amounted to approximately $16,000 for each of the years ended December 31, 2012 and 2011.

Plan participants were able to invest in the ASB Money Market Account through October 17, 2011, when it was removed as an investment option.  ASB is the Plan sponsor, and therefore, these transactions are considered party-in-interest transactions.  There is a statutory exemption from the prohibited transaction rules under ERISA for investments in the ASB Money Market Account.

Plan participants may also elect to invest in the HEI Common Stock Fund, which consists of shares of HEI common stock and short-term liquid investments.  Since ASB is a wholly owned, indirect subsidiary of HEI, investments in the HEI Common Stock Fund are party-in-interest transactions under the prohibited transaction rules of ERISA for which a statutory exemption exists.  During the year ended December 31, 2012, the Master Trust made purchases of 46,768 shares of HEI common stock for a total purchase price of $1.0 million and sales of 74,456 shares of HEI common stock for total sales proceeds of $1.6 million.  During the year ended December 31, 2011, the

American Savings Bank

401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

Master Trust made purchases of 84,971 shares of HEI common stock for a total purchase price of $1.8 million and sales of 148,239 shares of HEI common stock for total sales proceeds of $3.0 million.